FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item
1.	English translation of letter to the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange “BCBA”), dated March 31, 2009.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, March 31, 2009

Mr. Chairman of the

Bolsa de Comercio de Buenos Aires

RE.: CNDC Resolution 43/09

Dear Sir,

In my capacity as Chairman of the Board of Directors of Telecom Argentina S.A., I hereby inform you that we have been notified of Resolution 43/09 of the Antitrust Committee (“Comisión Nacional de Defensa de la Competencia”) in the file Nº S01: 0147971/2007 recorded as “Telefónica de España , Olimpia y Otros s/Diligencia Preliminar,” Art. 8 Law Nº 25.156, whereby we are informed of the implementation of a checking, control and monitoring mechanism until April 30, 2009 by the COMISION NACIONAL DE DEFENSA DE LA COMPETENCIA, a decentralized body reporting to the SECRETARIAT OF DOMESTIC TRADE of the MINISTRY OF ECONOMY AND PRODUCTION, in the group of companies integrated by Sofora Telecomunicaciones S.A, Nortel Inversora S.A, Telecom Argentina S.A, Telecom Personal S.A. and their subsidiaries located in Argentina. Said monitoring mechanism calls for the appointment of two Observers who will be responsible for protecting the public interest of the market, competition, users and consumers.

Yours sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido
Enrique Garrido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 6, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors